Moody National REIT II, Inc. SC 14D9

EXHIBIT (a)(2)

Your clients may receive, or may have already received, correspondence from Comrit Investments 1, Limited Partnership (“Comrit”) related to an unsolicited and opportunistic tender offer by Comrit (the “Offer”) to purchase your clients’ shares of common stock of Moody National REIT II, Inc. (the “Company”). Comrit is not affiliated with the Company or its management.

Comrit has offered to purchase up to an aggregate of 385,038 shares of the Company’s common stock (comprised of up to 346,534 shares of the Company’s Class A common stock and up to 38,504 shares of the Company’s Class T common stock) at a price of $9.09 per share.

the COMPANY’S Board OF DIRECTORS has determined that THE COMPANY will remain neutral with regard to the Offer and makes no recommendation as to whether any holders of THE COMPANY’S SHARES should accept or decline the Offer.

In response to the Offer, the Company is sending a letter to all of its stockholders stating that the Company’s board of directors has determined to remain neutral with respect to the Offer and explaining the basis for such position.

A copy of the letter to the Company’s stockholders is attached hereto.

If you or your client have any questions, please refer to the Frequently Asked Questions (FAQs) below or call investor services at (888) 457-2358.

Frequently Asked Questions Regarding the Comrit Tender Offer

For the Company’s Shares

Q:	What have my client(s) received from Comrit?

A:	Your client(s) have received or may soon receive materials relating to an unsolicited and opportunistic tender offer from Comrit to purchase up to 385,038 shares of the Company’s common stock (comprised of up to 346,534 shares of the Company’s Class A common stock and up to 38,504 shares of the Company’s Class T common stock) at a price of $9.09 per share.

Q:	What is the Company’s response to the Offer?

A:	The Company’s board of directors (the “Board”) has carefully reviewed the terms of the Offer and unanimously determined to remain neutral with respect to the Offer and make no recommendation as to whether any holder of shares of the Company’s common stock should accept or decline the Offer. The following are the material factors considered by the Board in determining to remain neutral with respect to the Offer:

•	The Offer price of $9.09 per share is substantially less than the estimated net asset value per share of each class of the Company’s common stock as of December 31, 2023, of $17.25 (the “NAV per Share”), as disclosed in the Company’s Annual Report on Form 10-K (the “Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2024. the NAV per Share was based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares of the Company’s common stock outstanding, all as of December 31, 2023. The factors considered by the Board in determining the NAV per Share were based on a number of assumptions and estimates that may not be accurate or complete, and different parties using different assumptions or different estimates could derive a different NAV per Share. Further, the NAV per Share is as of December 31, 2023 and the Board has not made any adjustments to the NAV per Share to account for other transactions or events occurring subsequent to December 31, 2023. The value of the Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio, the management of those assets, and in response to the real estate and capital markets, including, without limitation, in response to actual or perceived instability in the U.S. banking industry. Please see Part II, Item 5 of the Annual Report for more information about the determination of the NAV per Share.

•	Comrit is motivated by its own financial self-interest. Comrit states in the materials related to the Offer that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that in establishing the Offer Price of $9.09 per share, it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders.

•	The Offer price was not determined based upon any valuation of the Company or its assets or any other assessment of what would constitute an equitable price for tendered shares. Comrit acknowledges that the Offer price has not been the subject of any independent evaluation or fairness opinion.

•	There is no established trading market for the Company’s shares. In addition, the Company’s share repurchase program, which previously enabled stockholders to sell their shares in limited circumstances, has been suspended since 2020. No assurances can be provided to stockholders as to when the share repurchase program will resume, if at all. Even after the share repurchase program resumes, it will be subject to significant limitations and may be further amended, suspended or terminated by the Board.

•	The Company continues to evaluate market conditions, performance and disposition opportunities with the goal of providing liquidity to stockholders without compromising on value. However, based on current market conditions and other factors, the Board cannot at this time make any assurances regarding the timing of providing liquidity to the Company’s stockholders or the value of the shares that may be realizable in connection with any such liquidity event.

•	The Board can make no assurances regarding the payment of any future distributions, which the Board indefinitely suspended in 2020.

•	While the Board believes the Offer represents an opportunistic attempt by Comrit to purchase shares to make a profit, the Board also recognizes that the Company’s stockholders may prefer or require near-term liquidity with respect to their investment in shares in light of the current financial markets, the Company’s financial condition and the lack of certainty regarding the timing of any potential liquidity event.

Q:	What happens if my client(s) tender their shares?

A:	If your client(s) tender their shares to Comrit, they will no longer be stockholders of the Company (to extent all of their tendered shares are purchased). In addition, your client(s) will give up the right to sell in any future tender offer by Comrit or any other purchaser (if any) and the right to any distributions paid after the expiration date of the Offer, regardless of when payment for the shares is made.

Q:	If my client(s) have already tendered shares, are they able to withdraw their tender?

A:	Yes, for a limited period of time. Stockholders who tender their shares in response to the Offer have the right to withdraw their tendered shares at any time prior to the expiration date, which is initially 11:59 P.M. Eastern Time on June 21, 2024 (unless extended by Comrit). In addition, tenders of shares not accepted for payment or not otherwise paid for by Comrit may be withdrawn at any time after June 23, 2024, the date that is sixty (60) days from the date of the commencement of the Offer, including with respect to any tendered shares for which Comrit has not completed payment by such date.

Q:	Was my client’s information shared directly with Comrit?

A:	No. The Company values the privacy of its stockholders.

Q:	How can I find out more about the Offer?

A:	Please visit the Company’s page on the SEC’s website at www.sec.gov to review the recent filings made by Comrit and the Company related to the Offer or contact investor services at (888) 457-2358.

3